UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2 to

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

CAPLEASE, INC.
(Name of Subject Company (Issuer))

CAPLEASE, INC.
(Name of Filing Person)

7.50% Convertible Senior Notes Due 2027
(Title of Class of Securities)

140288 AA 9
(CUSIP Number of Class of Securities)

Paul Hughes
Vice President, General Counsel and Secretary
1065 Avenue of the Americas
New York, New York 10018
(212) 217-6300
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of Filing Persons)

Copy to:
Dee Ann Dorsey, Esq.
Hunton & Williams LLP
200 Park Avenue
New York, New York 10166
(212) 309-1174

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$49,944,000.00	$3,561.01

*
Determined pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934.  Based upon the maximum amount of cash that might be paid for the 7.50% Convertible Senior Notes Due 2027 (the “Notes”) assuming that $49,944,000 aggregate principal amount of outstanding Notes are purchased at a price of $1,000 per $1,000 principal amount.

**	Previously paid. The amount of the filing fee equals $71.30 per $1,000,000 of the value of the transaction.

☐
Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable	Filing Party:	Not Applicable
Form or Registration No.:	Not Applicable	Date Filed:	Not Applicable

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.  Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, originally filed by CapLease, Inc. (“CapLease” or the “Company”), a Maryland corporation, with the Securities and Exchange Commission (the “SEC”) on April 13, 2010, as amended and supplemented by Amendment No. 1 filed with the SEC on May 10, 2010 (as amended and supplemented, the “Schedule TO”). This Schedule TO relates to the offer by CapLease to purchase for cash, on the terms and subject to the conditions set forth in the Offer to Purchase, dated April 13, 2010 (the “Offer to Purchase”), and Letter of Transmittal, dated April 13, 2010 (the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), any and all of CapLease’s outstanding 7.50% Convertible Senior Notes Due 2027 (the “Notes”).

This Amendment amends only the items in the Schedule TO that are being amended, and unaffected terms are not included herein. Except as specifically set forth herein, this Amendment does not modify any of the information previously reported in the Schedule TO. All capitalized terms used in this Amendment and not otherwise defined have the respective meanings ascribed to them in the Schedule TO. You should read this Amendment to the Schedule TO together with the Schedule TO, the Offer to Purchase and the related Letter of Transmittal.

This Schedule TO and the Offer to Purchase are intended to satisfy the filing and disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended.

Amendments to Items 1 and 4 of Schedule TO and to the Offer to Purchase.

 Items 1 and 4 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, and the Offer to Purchase are hereby amended and supplemented as follows:

•
On May 10, 2010, the Company issued a press release announcing that it is extending the Expiration Date of the Offer until 12:00 midnight, New York City time on May 10, 2010, from 5:00 p.m. New York City time on May 10, 2010.  The press release extending the Expiration Date is attached as Exhibit (a)(5)(B) hereto and incorporated herein by reference.  Therefore, all references in the Schedule TO and exhibits thereto to an Expiration Date of 5:00 p.m. New York City time on May 10, 2010, are hereby amended to be references to an Expiration Date of 12:00 midnight, New York City time on May 10, 2010.

Item 12.	Exhibits.

Exhibit Number	Description of Document
(a)(1)(A)*	Offer to Purchase, dated April 13, 2010.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	IRS Form W-9.

(a)(5)(A)	Press Release Announcing the Tender Offer, dated April 13, 2010 (incorporated by reference to exhibit 99 to our Current Report on Form 8-K, filed April 13, 2010).

(a)(5)(B)	Press Release Announcing Extension of the Tender Offer, dated May 10, 2010.

Exhibit Number	Description of Document
(d)(1)
Indenture among the Company, Caplease, LP, Caplease Debt Funding, LP, Caplease Services Corp., Caplease Credit LLC, and Deutsche Bank Trust Company Americas, as trustee (including form of 7.50% Convertible Senior Note due 2027) dated as of October 9, 2007 (incorporated by reference to exhibit 4 to the Company’s Form 8-K filed on October 9, 2007).

(d)(2)	Amended and Restated 2004 Stock Incentive Plan of the registrant (Effective March 10, 2009) (incorporated by reference to annex A to the Company’s Definitive Proxy Statement filed on April 17, 2009).

(d)(3)	Form of Non-Employee Director Restricted Stock Award Agreement (incorporated by reference to exhibit 10.2 to the Company’s Current Report on Form 8-K filed on June 16, 2009).

(d)(4)	Form of Executive Officer Restricted Stock Agreement (incorporated by reference to exhibit 10.3 to the Company’s Current Report on Form 8-K filed on June 16, 2009).

(d)(5)
First Amended and Restated Limited Partnership Agreement of Caplease, LP, dated June 13, 2006 (incorporated by reference to exhibit 4.7 to the Company’s Registration Statement on Form S-3 filed on January 14, 2008 (File No. 333-148649).

(g)	Not Applicable.

(h)	Not Applicable.

* Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CapLease, Inc.

	By:	/s/ Paul C. Hughes
Name: Paul C. Hughes
Its: Vice President, General Counsel and Secretary
Dated: May 10, 2010

INDEX TO EXHIBITS

Exhibit Number	Description of Document
(a)(1)(A)*	Offer to Purchase, dated April 13, 2010.
(a)(1)(B)*	Form of Letter of Transmittal.
(a)(1)(C)*	IRS Form W-9.
(a)(5)(A)	Press Release Announcing the Tender Offer, dated April 13, 2010 (incorporated by reference to exhibit 99 to our Current Report on Form 8-K, filed April 13, 2010).
(a)(5)(B)	Press Release Announcing Extension of the Tender Offer, dated May 10, 2010.
(d)(1)
Indenture among the Company, Caplease, LP, Caplease Debt Funding, LP, Caplease Services Corp., Caplease Credit LLC, and Deutsche Bank Trust Company Americas, as trustee (including form of 7.50% Convertible Senior Note due 2027) dated as of October 9, 2007 (incorporated by reference to exhibit 4 to the Company’s Form 8-K filed on October 9, 2007).

(d)(2)	Amended and Restated 2004 Stock Incentive Plan of the registrant (Effective March 10, 2009) (incorporated by reference to annex A to the Company’s Definitive Proxy Statement filed on April 17, 2009).
(d)(3)	Form of Non-Employee Director Restricted Stock Award Agreement (incorporated by reference to exhibit 10.2 to the Company’s Current Report on Form 8-K filed on June 16, 2009).
(d)(4)	Form of Executive Officer Restricted Stock Agreement (incorporated by reference to exhibit 10.3 to the Company’s Current Report on Form 8-K filed on June 16, 2009).
(d)(5)
First Amended and Restated Limited Partnership Agreement of Caplease, LP, dated June 13, 2006 (incorporated by reference to exhibit 4.7 to the Company’s Registration Statement on Form S-3 filed on January 14, 2008 (File No. 333-148649).

* Previously filed.